FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003 (August 20, 2003)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “ outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

[LOGO]

Ansell Limited

Announcement of Results

Year Ended 30th June 2003

Harry Boon – Chief Executive Officer

Ansell

Our Business In FY03

Revenue = US$759 M

Occupational 48%

Medical Professional 35%

Consumer 17%

Ansell
LifeStyles
TEXTURED
12

Barrier

Protection

For

Worker

Consumer

Patient

Protect Against → Injury

Protect Against → Contamination

Protect Against → Infection

2

[LOGO]

Our Business In FY03

Revenue = US$759 M

Occupational	48%	Barrier Protection For Worker Consumer Patient
[PHOTO]				Injury

Medical Professional	35%		Protect Against	Contamination
[PHOTO]

Consumer	17%			Infection
[PHOTO]

[LOGO]

FY03 Financial Results

	30/6/02	30/6/03
	US$M	US$M		Change
Sales—Healthcare Segment	738.5	758.7		+2.7%
EBITA
• Healthcare Segment	84.7	93.6		+10.5%
• Continuing Business	70.2	80.5		+14.7%
Attributable Income	(60.5)	29.3
Earnings Per Share US¢	(32.3)	15.7	*
A¢	(61.9)	26.7	*

*	Excluding Ambri write-down, EPS is US17.6¢ A30.0¢ respectively

[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]

[LOGO]

Highs	Issues

•       Double-digit Healthcare Segment US$ EBITA growth

•       Operation Full Potential Wave 1 completed and Wave II begun

•       New management team

•       Operations:

-        Improved productivity at 6 plants

-        World class Safety record

•       Benefits of weaker US$

•       Share buy back

•       Dividend payment

Operations:- • Massillon transfer to Shah Alam (surgeons’ gloves) - Slow scale-up (technical) - FDA detention - Supply shortage in H1 • Latex cost increases • Exam glove price reductions in H1

[LOGO]

Occupational Division

48% of Operation Revenue and 39% of EBITA

US$M	F’02	F’03
Sales
HyFlexTM	35.5	52.5	Growing demand – 4 new variants launched
Chemical Resistant	50.5	55.7	Volume growth-Asia Pacific +22%, Europe +10%
Knitted	52.0	46.8	Lower volumes, but richer margin mix
Other	196.3	211.5	Broad based gains in each region
Total Sales	334.3	366.5
EBITA – Segment	19.3	36.9	Improved mix, plant rationalization benefits
EBITA – Margin	5.8%	10.1%

Strategy: • Continue development of hand injury solutions • Continue emphasis on higher margin products • Further benefit from lower cost plants	[PHOTO]

[LOGO]

Professional Division

35% of Operation Revenue and 34% of EBITA

US$M		F’02	F’03
Surgeons:	Powder Free	62.6	61.0	+22% in Europe; -14% in USA
	Powdered	85.0	76.2	Conversion to PF
	Synthetic	12.0	12.0	Future Growth Opportunity
Exam:	Powder Free	72.7	64.8	Price & volume stabilized in H2
	Powdered	19.5	14.0	Conversion to PF
	Synthetic Latex	23.3	26.2	Future Growth Opportunity
Other		10.5	11.3
Total Sales		285.6	265.5	H2 stronger than H1
EBITA – Segment		48.4	31.6
EBITA – Margin		17.0%	11.9%

Strategy: • Hospital Exam Gloves – Demand/Supply equilibrium; grow PF and Synthetics • Surgeons’ Gloves – US recovery now that supply is available – Grow PF – Expand synthetic range	[PHOTO]

[LOGO]

CONSUMER DIVISION

17% of Operation Revenue and 27% of EBITA

US$	$ F’02	F’03
Sales

Condoms: Branded Retail	62.0	66.0	Growth-Europe, Asia Pacific
Bid/Public Sector	26.6	30.1	Global Tenders (HIV/AIDS Funding)

HHG & Other	30.0	30.6	Household glove shares up in Australia

Total Sales	118.6	126.7

EBITA – Segment	17.0	25.1	Lower costs – Asian production

EBITA – Margin	14.3%	19.8%

Strategy:

•	Growth in USA – retail condoms

•	Expand unique Household gloves foamlined [PHOTO]

•	Bolt-on acquisitions

9

[LOGO]

A Global Leader

Estimated global market size and positions

Surgical Gloves	Occupational Gloves (Synthetics)
Market: ~US$0.6B	Market: ~US$1.9B

2003	2003
#1 Ansell ~ 25%	#1 Ansell ~18%
#2 SSL ~ 23%	#2 Best ~ 6%

[MAP]

Exam Gloves (Excluding
Occupational)	Consumer (Condoms)
Market: ~US$1.0B	Market: ~US$0.9B
2003	2003
#1 Safeskin ~ 19%	#1 SSL ~21%
#2 Ansell ~ 11%	=#2 Ansell ~11%

Source: Neilson, IMS, and internal estimates

[LOGO]

Meeting Market Commitments

Healthcare Segment EBITA US$M

	Committed	Actual	Growth
F’02	>77	85 ✓	+10%

F’03	>93	94 ✓	+11%

F’04	¯

F’05 *	115

* + 50% EBITA vs. 2001

[LOGO]

Rustom Jilla

Chief Financial Officer

Ansell

Reporting Currency

Share Price Trend A$ Vs US$
$7.00
$6.00
$5.00
$4.00
A$
$4.90
$4.20
$3.50
US$
$6.47
In A$ 9%
$5.86
$3.66
$3.90
In US$ 7%
1 July, 2002
30 June, 2003

11

[LOGO]

Reporting Currency

•	Ansell’s operating currency is US$ - all numbers today are in US$
•	US$ results translated to A$ solely for statutory reporting
•	No hedge on accounting translation into A$ as <6% of revenue is A$
•	Key financial hedge – Euro vs. US$
•	Recent share price trend mirrors A$/US$ FX movement

Share Price Trend A$ Vs US$

[CHART]

[LOGO]

Financial Highlights FY03

	Ansell Ltd				Continuing Operations
	F’02		F’03		F’02	F’03
EPS
US¢	(32.3)		15.7		9.5	19.3
A¢	(61.9)		26.7		18.3	32.8
ROA	12.0%		11.7%		12.3%	14.6
INTEREST COVER	4.5	x	6.4	x
NIBD/EQUITY	42%		22%

•	Sales +2.7%
•	Gross Margin +8.7% (@ 36.1% - LY 34.3%)
•	Net Debt Reduced US$83 M
•	Asset Turns improved to 1.14 (LY 1.05)
•	1.46 M shares re-purchased @ av. A$5.80
•	Australia Corporate Office costs reduced by US$5.9M
•	Excluding Ambri write-down, EPS is US17.6¢ (A30.0¢ )

[LOGO]    Group P&L

	Including discontinued businesses		Continuing Operations
	F’02	F’03	F’02	F’03	Change
US$ M					%
Sales Revenue	1,160.7	758.7	738.5	758.7	+2.7
EBITA	102.1	80.5	70.2	80.5	+14.7
Less Goodwill	15.2	14.8	14.6	14.8
EBIT	86.9	65.7	55.6	65.7
Less Interest & Borrowing Costs	28.6	15.5	16.7	12.4
PBT	58.3	50.2	38.9	53.3
Less Tax	20.9	15.8	19.5	15.8
Less Minorities	1.5	1.5	1.5	1.5
PAT	35.9	32.9	17.9	36.0	+101.0
Less Non recurring Before Tax	88.2	3.6	39.0	—
Less Non recurring Tax	8.2	—	—	—
Profit/(Loss) Attributable	(60.5)	29.3	(21.1)	35.9

Cash Flow

US$ M	F’02	F’03
Operating EBITDA	92.1	98.9
Plus: Working Capital Reduction	14.3	6.2
Less: Tax Paid	(13.8)	(5.0)
Capital Expenditure	(11.6)	(9.1)
Interest Paid (Net)	(16.7)	(12.4)
Share Buy Back	—	(4.8)
Dividends	(23.5)	(1.0)
Other	(30.6)	12.6

Continuing Operations	10.2	85.4
Plus Discontinued	441.2	(2.5)

Reduction in Net Interest Bearing Debt	451.4	82.9

Net Debt and Gearing

	30/6/02 US$ M	30/6/03 US$ M
Gross Debt	353.3	314.4
Cash	(146.3)	(190.2)
Net Debt	207.0	124.2
Equity	495.9	563.1
Gearing (Net Debt:
Net Debt plus Equity)	29.4%	18.1%
Interest Cover	4.5X	6.4X

Including discontinued business

[LOGO]

Outlook: Growth From A Strong Base

Ansell has emerged from FY03 with:

•	Low-cost manufacturing base

•	Stronger Balance Sheet

•	Improved Cash Flow

•	Balanced Capital Management Strategy

➢	share buy-back

➢	reintroduced cash dividends

Revenue and EBITA growth will come from:

•	“ Sweet spot” growth opportunities

➢	Occupational – ergonomic HyFlex range extensions & OVP

➢	Professional – PF Conversions & Synthetics

➢	Consumer – condom growth, HIV/AIDS & branded retail

•	Bolt on acquisitions

•	Operational Excellence – cost and quality

[LOGO]

Meeting Market Commitments

Healthcare Segment EBITA US$ M
	Committed	Actual	Growth
F’02	>77	85✓	+10%
F’03	>93	94✓	+11%
F’04	¯
F’05 *	115

* + 50% EBITA vs. 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: August 20, 2003